Exhibit 4.12

DAIS ANALYTIC CORPORATION

UNSECURED PROMISSORY NOTE

$300,000.00	Dated: December 8, 2009
(Original Principal Amount)	(“Issuance Date”)

Dais Analytic Corporation, a New York corporation (the “Company”), hereby promises to pay to Michael Gostomski (the “Payee”), or his registered assigns, at 1666 Valley View Drive, Winona, MN 55987 the principal amount of Three Hundred Thousand Dollars ($300,000.00) together with interest thereon calculated in accordance with the provisions of this unsecured Promissory Note (as amended, modified and supplemented from time to time, this “Note”).

1. Payment.

(i) Payment of Interest. Simple interest shall accrue on the unpaid principal amount of this Note at a rate equal to seven percent (7%) per annum (the “Interest Rate”) commencing on July 17, 2009 and shall be payable at the Maturity Date in cash. Interest shall be computed on the basis of the actual number of days elapsed and a 365-day year. Within fifteen (15) days following the end of each calendar year in which the Note is outstanding Company shall provide Payee with a report detailing the principal and interest due hereunder as of said date. Should an Event of Default occur and not be cured within sixty (60) days of notice to Company, the interest rate on this Note shall increase to ten percent (10%) per annum on the unpaid Principal and interest outstanding effective commencing upon the first day following the end of the aforementioned cure period and continuing through the date on which such Event of Default ceases to exist whereupon the interest rate shall revert to seven percent (7%) per annum.

(ii) Payment of Note. The Company may at any time prior to the Maturity Date repay in full the outstanding principal amount of the Note plus any accrued and unpaid interest in cash to the Payee. The Note shall be unsecured but with full recourse against Company

2. Maturity Date. The entire principal amount of this Note and all accrued but unpaid interest thereon shall be due and payable in full in cash on January 16, 2011 (such date, the “Maturity Date”).

3. Method of Payments.

(i) Payment. Company will pay all sums for principal and interest, becoming due on this Note held by the Payee not later than 5:00 p.m. Eastern Standard Time, on the date such payment is due in accordance with reasonable payment instructions that the Payee may designate in writing, without the presentation or surrender of such Note or the making of any notation thereon. Any payment made after 5:00 p.m. Eastern Standard Time, on a Business Day will be deemed made on the next following Business Day. If the due date of any payment in respect of this Note would otherwise fall on a day that is not a Business Day, such due date shall be extended to the next succeeding Business Day. For the purpose of this Note, “Business Day” shall be defined as a day (other than a Saturday or Sunday) on which banks generally are open in New York, New York for the conduct of substantially all of their activities.

(ii) Transfer and Exchange. Subject to Section 7 below, upon any surrender of this Note for transfer to the Company at its principal office, the Company at its sole expense will execute and deliver in exchange therefore a new Note or Notes, as the case may be, as requested by the holder, which aggregate the unpaid principal amount of such Note, dated so that there will be no loss of interest. The issuance of new Note(s) shall be made without charge to the holder(s) of the surrendered Note.

(iii) Replacement. Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of any Note and, in the case of any such loss, theft or destruction of any Note, upon receipt of an indemnity reasonably satisfactory to the Company or, in the case of any such mutilation, upon the surrender and cancellation of such Note, the Company, at its expense, will execute and deliver, in lieu thereof, a new Note of like tenor and dated the date of such lost, stolen, destroyed or mutilated Note.

4. Events of Default. If any of the following events take place (each, an “Event of Default”), Payee shall provide Debtor with written notification describing in detail the Event of Default whereupon Debtor shall have sixty (60) days from receipt thereof to cure and if Debtor fails to cure said default within the foregoing period the Payee, at its option, may declare all principal and accrued and unpaid interest thereon and all other amounts payable under this Note immediately due and payable:

(i)	A receiver, liquidator or trustee of Company or any substantial part of Company’s assets or properties is appointed by a court order; or

(ii)	Company is adjudicated bankrupt or insolvent; or

(iii)	Any of Company’s property is sequestered by or in consequence of a court order and such order remains in effect; or

(iv)	Company files a petition in voluntary bankruptcy or requests reorganization under any provision of any bankruptcy, reorganization or insolvency law or consents to the filing of any petition against it under such law, or

(v)	Any petition against Company is filed under bankruptcy, receivership or insolvency law and said petition is not vacated; or

(vi)	Company makes a formal general assignment for the benefit of its creditors or consents to the appointment of a receiver or liquidator of Company for all of its property; or

(vii)	Company dissolves, liquidates or ceases all business activity other than in the ordinary course of business; or

(viii)	Company breaches any material covenant or agreement on its part contained in this Note or the related Subscription Agreement; or

(ix)	the Company fails to make any principal or interest payments on the date such payments are due; or

(x)	the Company (i) fails to timely deliver the shares of Common Stock upon conversion of the Note, or (ii) to cure any default related to any payment of any amount or amounts of principal or interest on any secured indebtedness within 60 days of the date of default or such shorter period as specified in the documents relating to the indebtedness provided the aggregate principal amount of such indebtedness exceeds $200,000

5. Amendment and Waiver. The provisions of this Note may not be modified, amended or waived, without the written consent of the Parties.

6. Remedies Cumulative. No remedy herein conferred is intended to be exclusive of any other remedy and each and every such remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now or hereafter existing at law or in equity or by statute or otherwise. No course of dealing between the Company and the Payee or any delay on the part of the Payee in exercising any rights hereunder shall operate as a waiver of any right of the Payee.

7. Assignments. Upon Company’s prior written approval (such approval not to be unreasonably withheld), Payee may assign or transfer this Note and any of its rights or obligations hereunder or interest herein to any person or entity provided such assignee or transferee agrees in writing to be bound by all terms and conditions of this Note. This Note shall inure to the benefit of the Payee’s successors and assigns. The Company shall not assign or delegate this Note or any of its liabilities or obligations hereunder without the consent of holder which shall not be unreasonably withheld or delayed.

8. Headings and Severability. The headings of the sections and paragraphs of this Note are inserted for convenience only and do not constitute a part of this Note. If any provision of this Note is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Note will remain in full force and effect. Any provision of this Note held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

9. Cancellation. After all principal and accrued interest at any time owed on this Note has been paid in full the Note will be deemed cancelled, shall be surrendered by holder to the Company and will not be reissued.

10. Place of Payment and Notices. Payment of principal and interest is to be delivered to the holder of this Note at the address first written above, or at such other address as such Note holder has specified by prior written notice Company. No notice shall be deemed to have been delivered to Company until five (5) Business Days following actual receipt thereof at the foregoing address.

11. Submission to Jurisdiction. Any legal action or proceeding with respect to this Note shall be brought in the courts of the State of New York or of the United States of America sitting in New York, and, by execution, delivery and acceptance of this Note, both the Company and Payee hereby accept for itself and in respect of its property, generally and unconditionally, the jurisdiction of the aforesaid courts. The Company and Payee hereby irrevocably waive, in connection with any such action or proceeding, any objection, including, without limitation, any objection to the laying of venue or based on the grounds of forum non conveniens, which they may now or hereafter have to the bringing of any such action or proceeding in such respective jurisdictions. Nothing herein shall affect the right of the Payee or Company to serve process in any other manner permitted by law.

12. Governing Law. ALL ISSUES AND QUESTIONS CONCERNING THE CONSTRUCTION, VALIDITY, ENFORCEMENT AND INTERPRETATION OF THIS NOTE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO ANY CHOICE OF LAW OR CONFLICT OF LAW RULES OR PROVISIONS (WHETHER OF THE STATE OF NEW YORK OR ANY OTHER JURISDICTION) THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF NEW YORK.

IN WITNESS WHEREOF, the Company has executed and delivered this Promissory Note on the date first written above.

COMPANY: DAIS ANALYTIC CORPORATION

By:	/s/ Timothy N. Tangredi
Name: Timothy N. Tangredi
Title: President & CEO